April 9, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:	Finjan Holdings, Inc.
Registration Statement on Form S-1
File No. 333-175134 (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Finjan Holdings, Inc. (the "Company"), hereby applies for the withdrawal of the above referenced Registration Statement, together with all exhibits thereto, originally filed with the Securities and Exchange Commission (the "Commission") on June 24, 2011.

The Registration Statement was filed in connection with the Company’s contractual obligations to file and maintain a resale registration statement for the selling stockholder identified in the Registration Statement.  However, such obligations have been terminated.  The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (646) 755-3320 or Elliot Press of Katten Muchin Rosenman LLP at (212) 940-6348.

Sincerely, FINJAN HOLDINGS, INC.

/s/ Philip Hartstein
Philip Hartstein
President

cc: Elliot Press